Exhibit (a)(14)

DIAMOND RESORTS SUCCESSFULLY COMPLETES TENDER OFFER

FOR SUNTERRA COMMON SHARES

LAS VEGAS, NV – April 26, 2007 – Diamond Resorts, LLC today announced that its affiliate’s $16.00 per share tender offer for all outstanding shares of Sunterra Corporation (Pink Sheets: SNRR) common stock was successful.

Based on the count by Mellon Investor Services LLC, the depositary for the Offer, as of the expiration of the Offer at 5:00 p.m., New York City Time, on April 25, 2007, 18,017,861 shares of common stock, including 17,700,530 shares that were tendered and delivered in the Offer (the “Delivered Shares”) and 317,331 shares that were tendered through notice of guaranteed delivery (the “Guaranteed Delivery Shares”), were tendered in the Offer and not withdrawn. Diamond Resorts’ affiliate, DRS Acquisition Corp., will promptly purchase and make payment with respect to all 17,700,530 Delivered Shares, or, as of the expiration of the Offer, 87.9% of Sunterra Corporation’s outstanding common stock. All Guaranteed Delivery Shares validly delivered in the Offer pursuant to guaranteed delivery will be purchased promptly after the expiration of the guaranteed delivery period.

Any questions regarding the Offer should be directed to Georgeson, Inc., the information agent for the Offer, at (212) 440-9800. All others can call toll free at (800) 849-5324.

About Diamond Resorts, LLC

Diamond Resorts has over 25 years of experience in the successful development, management, marketing and sales of vacation ownership properties and has been a consistent leader in the vacation ownership industry. Diamond Resorts’ premier properties include Polo Towers, the first purpose built, high-rise vacation ownership property in the industry. Diamond Resorts most recently spearheaded the design of Marriott’s Grand Chateau vacation ownership resort. The Diamond Resorts properties include some of the first vacation ownership properties in Las Vegas, such as the Jockey Club and The Carriage House, as well as Kona Reef in Hawaii. For more information, please visit www.diamondresorts.com.

# # #

Contact:

Carrie Bloom/Shannon Provost, Sard Verbinnen & Co.

(212) 687-8080